Exhibit 1

Vuance Ltd.

NOTICE OF

SPECIAL GENERAL MEETING

AND

PROXY STATEMENT

May 12, 2011

Vuance Ltd.

NOTICE OF
SPECIAL GENERAL MEETING OF SHAREHOLDERS

May 12, 2011

Notice is hereby given that Special General Meeting of the Shareholders (the “Meeting”) of Vuance Ltd. (the “Company”) will be held on May 12, 2011, at 4PM (Israel time), at the Company's principal offices at 1 HaMa’alit St., Ha’Sharon Industrial Park, Qadima, Israel, for the following purposes:

1.	Inclusion of additional creditors of the Company into the proposed Creditors' Arrangement previously approved by the Company's shareholders.
2.	Approval of a Services Agreement with the Chairman of the Board.
3.	Issuance of options to certain directors and officers in lieu of cash payment for services.

Shareholders of record at the close of business on April 4, 2011, will be entitled to notice of, and to vote at, the Meeting.

Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the proxy as promptly as possible in the enclosed stamped envelope.

By Order of the Board of Directors

Tsviya Trabelsi
Chairman of the Board of Directors

Date: April 4, 2011

PROXY STATEMENT
_________

VUANCE LTD.
HaMa’alit St.,
Ha’Sharon Industrial Park,
Qadima
________

SPECIAL GENERAL MEETING OF SHAREHOLDERS

May 12, 2011

We are sending you this Proxy Statement because you hold Ordinary Shares of the Company, NIS 0.00588235 par value each (the "Ordinary Shares"). The Board is asking that you sign and send in your proxy card, attached to this Proxy Statement, in order to vote at the Meeting or at any adjournment of the Meeting.

How You Can Vote

You can vote your shares by attending the Meeting or by completing, signing and returning the Proxy Card.  Attached is the Proxy Card for the Meeting that is being solicited by our Board.  Please follow the instructions on the Proxy Card.  You may change your mind and cancel your Proxy Card by sending us written notice, by signing and returning a Proxy Card with a later date, or by voting in person or by proxy at the Meeting.  We will not be able to count a Proxy Card unless we receive it at our principal offices at the above address, or our registrar and transfer agent receives it, not less than seventy-two (72) hours  prior to the time set for the Meeting.  If you sign and return the enclosed Proxy Card, your shares will be voted in favor of all of the proposed resolutions, whether or not you specifically indicate a “for” vote, unless you clearly vote "against" or "abstain" in respect of a specific resolution.

Who Can Vote

You are entitled to receive notice of the Meeting and to vote at the Meeting if you were a shareholder of record at the close of business on April 04, 2011.  You are also entitled to vote at the meeting if you held Ordinary Shares through a bank, broker or other nominee, which was one of our shareholders of record at the close of business on April 04, 2011, or which appeared in the participant listing of a securities depository on that date.  We are mailing the Proxy Cards to our shareholders on or about April 4, 2011, and we will solicit proxies primarily by mail. Proxy Cards will be available on the Company’s website http://www.vuance.com on or about April 4, 2011. The original solicitation of proxies by mail may be further supplemented by solicitation by telephone, mail, email and other means by certain of our officers, directors, employees and agents, but they will not receive additional compensation for these services.  The Company will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Quorum and Required Vote

On March 28, 2011, the Company had 7,280,821 outstanding Ordinary Shares.  Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Under the Company's articles of association (the "Articles"), the Meeting will be convened properly if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold shares representing more than 33.333% of the voting power (the "Quorum").  If within one-half (1/2) hour from the time set for the Meeting a Quorum is not present, the Meeting will be adjourned to the same day, time and place the following week, or to another date and place as shall be determined by the Board.

Under Israeli law, broker non-votes and abstentions will be counted toward the required Quorum, but will then have no effect on whether the requisite vote is obtained (that is, they will not be counted as voting for or against the proposals).

Proposals 1 and 3, to be presented at the Meeting, require the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting, in the aggregate, to a majority of the votes actually cast with respect to such proposal.

Proposal 2 to be presented at the Meeting requires the affirmative vote of shareholders present, in person or by proxy, and holding our ordinary shares amounting, in the aggregate, to a majority of the votes actually cast with respect to such proposal. Furthermore, under the Israeli Companies Law 1999 (the “Companies Law”), the approval of each proposal requires that either (i) the said majority include at least a one third(1/3) of the voting power of those shareholders who do not have a "Personal Interest," (as defined below) who were present in person or by proxy and who have voted on such proposal, or (ii) the total votes cast in opposition to such proposal by those shareholders who do not have a "Personal Interest" does not exceed 1% of all the voting power in the Company.

Under the Companies Law, in general, a person will be deemed to be a "Controlling Shareholder" if such person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company.

A “Personal Interest” of a shareholder in the approval of Proposal 2, (i) includes the personal interest of any members of his/her immediate family (including the spouses thereof), or a personal interest of a body corporate in which the shareholder or such family member thereof serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, and (ii) excludes a personal interest that arises solely from the fact of holding our ordinary shares or the shares of anybody corporate

Voting Results

In accordance with the Companies Regulations (Voting in Writing and Position Notices), 5766 – 2005, shareholders who hold at least five percent (5%) of the Company’s outstanding voting rights and shareholders who hold at least five percent (5%) of the Company’s outstanding voting rights without taking into consideration the voting rights held by the Controlling Shareholder of the Company, are entitled, following the Meeting, to inspect the signed proxy cards kept by the Company at its registered office or at the office of its transfer agent.

PRINCIPAL SHAREHOLDERS

The following table and notes set forth information, as of April 1, 2011, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of our securities by (i) any person who is known to own at least 5% of our ordinary shares and (ii) our directors and officers as a group.  The voting rights of our major shareholders do not differ from the voting rights of holders of all of our ordinary shares.

Identity of Person or Group	Amount Beneficially Owned		Percent of Class

Yitzhak Babayov	1,693,420	1	21.6%
Sigma Wave Ltd2	2,202,681	3	24.2	%3
Eli Rozen	1,458,919	4	17.5	%4
Avi Landman	963,328	5	12.3	%5
Jacob Hassan	398,881		5.1%
Homeland Security Capital Corp.	692,660		8.8%

1Includes warrants to purchase 553,846 options to purchase Ordinary Shares which he holds directly and an additional 80,000 warrants to purchase Ordinary Shares which he holds through Thespearhead Capital Ltd., a company controlled by him, all of which are immediately exercisable.

2Sigma Wave Ltd. or Sigma is controlled by the Company's chairman of the Board, Mrs. Tsviya Trabelsi, who is also the wife of the Company's chief executive officer Mr. Arie Trabelsi.

3Includes warrants to purchase 159,375 Ordinary Shares and a convertible bond which may be converted into 833,333 Ordinary Shares, both of which are immediately exercisable/convertible. Also includes 412,312 outstanding Ordinary Shares held by Mr. Eli Rosen and 398,780 outstanding Ordinary Shares held by Mr. Avi Landman who are parties to a voting agreement with Sigma dated July 2010, pursuant to which Messrs. Rosen and Landman shall vote their shares in accordance with the instructions of Sigma.

4Includes warrants to purchase an additional 1,046,607 Ordinary Shares exercisable immediately.

5Includes warrants to purchase an additional 564,548 Ordinary Shares, exercisable immediately

ITEM 1 - Inclusion of Additional Creditors of the Company into the
Proposed Creditor Arrangement Previously Approved by the Company's
Shareholders

On September 12, 2010, the general meeting of the Company (the "GM") adopted a resolution to approve the terms of a proposed creditor arrangement between the Company and certain named creditors (the "Creditor Arrangement"). Certain additional creditors which are listed in Appendix A hereto (the "Additional Creditors"), were not included in the list of creditors presented to the GM. The Additional Creditors were requested shortly after the GM to participate in the proposed Creditor Arrangement, and were included in the proposed Creditor Arrangement presented to the Company's creditors at their meetings in February 2011 and in the proposed final Creditor Arrangement submitted to the Petach-Tikva District Court in Israel, for its final approval. The Company is currently awaiting the decision of the District Court.

As a result, the Board has resolved to request that the shareholders of the Company ratify and approve the inclusion of the Additional Creditors in the proposed Creditor Arrangement which was proposed to the Company's shareholders at the GM on September 12, 2010.

If approved by the shareholders, and assuming final approval by the District Court, the Company will include the Additional Creditors in the proposed Creditor Arrangement, pursuant to which each Additional Creditor forgives 60% of the Company's total outstanding debt to such Additional Creditor, in consideration for the issuance to such Creditor of Ordinary Shares with a value equal to 40% of the debt owed to such Additional Creditor, where the value of the Ordinary Shares are calculated at a price of US $0.09 per Ordinary Share.

The Board requests that the following proposal be adopted:

PROPOSAL NO. 1

“RESOLVED, to approve the inclusion of the Creditors listed in Appendix A hereto into the proposed creditor arrangement approved by the shareholders of the Company at its general meeting dated September 12, 2010.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to adopt this Proposal No.1.

ITEM 2 – Approval of Service Agreement with the Chairman of the Board

On September 21, 2010, the company's audit committee (the "Audit Committee") and the Board adopted a resolution to approve a certain services agreement (the "Services Agreement") to be entered into between the Company and the chairman of the Board, Mrs. Tsviya Trabelsi, attached hereto as Appendix B.

The Board believes that the services to be provided by Mrs. Trabelsi are essential for the business of the Company. The Audit Committee and Board further approved that the terms and conditions of such agreement are fair and reasonable, taking into account comparable industry data and the responsibilities and duties to be performed by Mrs. Trabelsi under the agreements.

The Board requests that the following proposal be adopted:

 PROPOSAL NO. 2

“RESOLVED, to approve the execution and delivery by the Company of the Services Agreement with Mrs. Trabelsi, the chairman of the board of directors of the Company, substantially in the terms set forth in Appendix B hereto.”

Since Mrs. Tsviya Trabelsi controls Sigma Wave Ltd.,  a Company’s major shareholder, the transaction described in this Proposal No. 2, is deemed a resolution in which a major shareholder has a personal interest.

Therefore, in order to be duly approved, the proposal requires the affirmative vote of shareholders present, in person or by proxy, and holding our ordinary shares amounting, in the aggregate, to a majority of the votes actually cast with respect to such proposal. Additionally either (i) the said majority must include at least a one-third (1/3) of the voting power of those shareholders who do not have a "Personal Interest," (as defined below) who are present in person or by proxy and vote on such proposal, or (ii) the total votes cast in opposition to such proposal by those shareholders who do not have a "Personal Interest" does not exceed 1% of all the voting power in the Company.

Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a "Personal Interest" (as defined below) in connection with this Proposal No. 2 as a condition for his, her or its vote to be counted with respect to this Proposal No. 2 If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a "Personal Interest" (as defined below) with respect to this Proposal No. 2, his or her vote with respect to this Proposal No. 2  will be disqualified.

A “Personal Interest” of a shareholder in the approval of Proposal No. 2, (i) includes the personal interest of any members of his/her immediate family (including the spouses thereof), or a personal interest of a body corporate in which the shareholder or such family member thereof serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, and (ii) excludes a personal interest that arises solely from the fact of holding our ordinary shares or the shares of any body corporate.

ITEM 3 – Issuance of Options to Certain Directors and Officers in Lieu of Cash Payment

On March, 29, 2011, the Company’s Audit Committee and the Board adopted a resolution to approve an offer to the Company current officers (with the exception of Mr. Arie Trabelsi) and non-external directors (with the exception of Mrs. Tsviya Trabelsi) (the "Participants") to join a temporary arrangement commencing April 1, 2011, and ending on September 30, 2012, pursuant to which all or part of the remuneration payable to them for such applicable period, may be paid in fully vested options to purchase Ordinary Shares in lieu of fees and/or salary amounts (as applicable) (the "Arrangement"), as follows:

1.
Each Participant will be required to notify the Company on the first business day of each applicable calendar quarter commencing April 1, 2011 (the "Selected Quarter"), if he wishes to join the Arrangement for such Selected Quarter, and in such notification shall state which portion of the quarterly remuneration payable to him he wishes to be paid in accordance with the terms of the Arrangement (the "Selected Remuneration"). Failure to so notify the Company shall be deemed an election by the applicable director or officer not to participate in the Arrangement for the applicable quarter.

2.
The Selected Remuneration payable to each Participant in respect to the applicable Selected Quarter shall not be paid in cash, but rather in fully vested options to purchase Ordinary Shares to be granted under the Company's 2003 Stock Option Plan.

3.
The exercise price of each option shall be equal to 50% of the average closing price of the Ordinary Shares on the OTC Bulletin Board, during the 90 day period immediately preceding the end of the Selected Quarter.

4.	Each option shall be exercisable during a period of five (5) years following the grant of the option.

5.
The calculation of the number of options issuable to each Participant shall be made by dividing (a) the net cash value of the applicable Selected Remuneration, by (b) 50% of the average closing price of the Ordinary Shares on the OTC Bulletin Board during the 90 day period immediately preceding the end of the Selected Quarter.

6.	The Arrangement shall apply for the period commencing April 1, 2011 and ending September 30, 2012 (the "Arrangement Period").

The Board requests that the following proposal be adopted:

 PROPOSAL NO. 3

“RESOLVED, to approve the terms of the Arrangement for officers (other than Mr. Arie Trabelsi) and non-external directors of the Company (other than Mrs. Tsviya Trabelsi).

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to adopt this Proposal No. 3.

Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation.  If the accompanying proxy is properly executed and returned no later than 72 hours prior to the time appointed for the Meeting, and a choice is specified, the shares represented thereby will be voted as indicated thereon.  If no specification is made, the proxy will be voted in favor of the proposals described in this proxy statement.

By Order of the Board of Directors. /s/ Tsviya Trabelsi Tsviya Trabelsi Chairman of the Board of Directors

Dated:  April, 4, 2011

Appendix A

List of Debt Holders

The Department for Resources Supply of the Ministry of Ukraine
Hayden Communication
Yuval Kidron
Kevin Michael

Appendix B

Services Agreement

This Services Agreement (the “Agreement”) is made and entered into as of July 25, 2010, by and between Vuance Ltd., a company existing under the laws of the State of Israel (the “Company”) and Tsviya Trabelsi, ID No. 065782245(the “Service Provider”).

Whereas	the Company required such services as set forth in this Agreement; and

Whereas	the Company is aware of the Service Provider’s skills and abilities and desires to receive from the Service Provider services pursuant to the terms and conditions as set forth in this Agreement; and

Whereas
The Company desires to retain the services of the service provider pursuant to the terms and conditions set forth in this Agreement and the Service provider agrees to provide such services to the Company on such terms and conditions;

Now, therefore, the parties hereto agree as follows:

1.	General

	1.1	The preamble to this Agreement constitutes an integral part hereof.

	1.2	The headings of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in interpreting this Agreement.

2.	The Services

Subject to the approval of this Agreement by the appropriate organs of the Company as required by applicable law (the “Approvals”), the Company hereby engages the Service Provider and the Service Provider hereby agrees to provide the Company with management services (the “Management Services”) and services as the Chairman of the board (the “Director Services”) as of. July 25, 2010 (the “Effective Date”). The Services shall be rendered in a diligent, conscientious and professional manner, pursuant to guidelines and procedures set forth by the Board of Directors of the Company from time to time.

2.1
The Service Provider acknowledges that the Services will require devotion of time and attendance according to the needs of the Company. The Services shall be to the satisfaction of the Company, as determined in the unrestricted discretion of the Board of Directors of the Company.

3.	Representations and Warranties of the Service Provider

The Service Provider represents and warrants the following:

3.1
That subject to the receipt of the Approvals required by any applicable law, there are no legal, contractual or any other restrictions limiting his ability to perform the Services under this Agreement in accordance with the terms hereof.

	3.2	That he has the necessary knowledge and experience and is capable of competently and diligently providing all the services under this Agreement.

4.	Term and Termination

4.1
This Agreement shall enter into force and effect on the Effective Date Subject to the receipt of all appropriate approvals required by applicable law, including, as applicable, the approval of the Audit Committee, Board of Directors and Shareholders of the Company

	4.2	The Board of Directors of the Company may terminate this agreement by providing (30) days prior written notice

	4.3	The Service Provider may terminate this Agreement by providing sixty (30) days prior written notice to the Company.

4.4
This Agreement may be terminated by the Company immediately, by written notice to the Service Provider, upon the occurrence of any of the following events: (a) a perpetration by the Service Provider of a criminal offence, or a breach of trust or impairment to the Company, its monies, property, assets by the Service Provider; (b) a breach of the Service Provider’s undertakings with regard to confidentiality, intellectual property or non-competition; (c) any other breach by the Service Provider of this Agreement which has not been cured within thirty (30) days following receipt of a written notice of such breach.

4.5
In any event of termination of this Agreement for any reason whatsoever, the Service Provider shall assist the Company with an orderly transfer of all of the Service Provider’s activities to any other person or entity chosen by the Board of Directors of the Company.

5.	Consideration

5.1
The Company shall pay the Service Provider for the Management Services a monthly fee to be calculated every month as 60% of the Company CEO’s monthly cost to the Company (the “Consideration”). The Consideration shall be payable to the Service Provider no later than the tenth (10th) day of the month next ensuing the month in respect of which it is payable.

5.2
In addition to the Consideration, and for as long as the Service Provider shall provide the Company with the Services under this Agreement, the Company shall (i) bear all reasonable costs and expenses incurred by the Service Provider in connection with the Services, in accordance with the Company’s reimbursement rules and procedures in force from time to time, and (ii) provide the Service Provider with a Company owned automobile, including reimbursement of all related maintenance, fuel, repairs, insurance and other costs.

5.3
Other than as expressly provided for in this Agreement, the Service Provider shall not be entitled to any other payment or consideration of any type or nature whatsoever, including, without limitation, any fees, bonuses, reimbursement for expenses or the like.

5.4
Each payment shall be made against an invoice issued by the Service Provider or a Company controlled by him, to the full satisfaction of the Company. Applicable Value Added Tax shall be added to each payment.

5.5
Subject to the provision of section 5.4, the payments to be made by the Company to the Service Provider hereunder are inclusive of all taxes, levies and other compulsory payments of any kind, all of which shall be borne by the Service Provider solely. To the extent required under any applicable law, the Company may withhold any tax from any payment to the Service Provider hereunder and remit the balance to the Service Provider.

6.	Confidentiality; Proprietary Rights

6.1
Confidentiality. The Service Provider recognizes and acknowledges that the systems (including specifications, programs and documentation), the methods and data, and the developments, designs, inventions, improvements, trade secrets and works of authorship, which the Company, or any employee thereof, owns, plans, or develops (whether for its own use or for use by its clients) are confidential and are the property of the Company. All of these materials and information will be referred to below as “Proprietary Information”.

The Service Provider further recognizes and acknowledges that any discoveries, developments, designs, inventions and improvements, directly or indirectly related to the business of the Company or its clients (the “Creations”) made or acquired by him and whether or not made or acquired by him in business hours or at the premises of the Company and whether or not made or acquired with the assistance of materials supplied by the Company and whether or not the Service Provider shall have been requested by the Company to make or acquire such Creations shall belong to the Company.

Upon request, the Service Provider will execute any instrument required to vest in the Company complete title and ownership to such Creations, and will at the request and expense of the Company execute any necessary instrument to obtain legal protection in Israel and foreign countries for such Creations and for the purposes of vesting title thereto in the Company, all without any additional compensation of any kind to the Service Provider.

6.2
Non-Disclosure. The Service Provider agrees that, except as directed by the Company, he will not, during the term of this Agreement and for an unlimited time thereafter, disclose to any third party or use, directly or indirectly, whether for his own benefit or the benefit of others, any Proprietary information, or permit any third party to examine or make copies of any document (whether in written or any other form) which may contain or be derived from the Proprietary Information.

7.	Non-Competition

The Service Provider undertakes not, directly or indirectly (whether as owner, partner, consultant, employee or otherwise) at any time, during the term hereof and for Two (2) years following the expiration or termination of this Agreement, to engage in any work or activity that is competitive with the Company’s activities or products actively marketed or under active development by the Company, nor to solicit any employee of the Company to resign from or otherwise leave the employment of the Company.

Independent Contractor

7.1
The relationship between the parties under this Agreement is strictly that of independent parties, where the Service Provider, acting solely as an independent contractor, shall supply the Services to the Company. Nothing herein shall be deemed to create the relationship of employer-employee, agency, joint venture or partnership between the parties or between either of the parties and any third person.

7.2
The Service Provider undertakes that he and/or anyone on his behalf shall not assert any claim against the Company, its shareholders, directors, officers or representatives any cause of action or claim in connection with employer-employee relations which may have allegedly existed between him and the Company, and if he does so, he shall indemnify the Company upon its first demand for any expense that may be occasioned to it in respect of or in connection with a claim as aforesaid, including attorney’s fees.

7.3
Without prejudice to the generality of the foregoing, it is hereby agreed that the Service Provider and anyone acting on his behalf shall not be entitled to receive from the Company any severance pay and/or any other payment and/or other consideration deriving from employer-employee relations and/or the termination thereof and/or any social benefits.

7.4
If for any reason whatsoever a competent authority, including a judicial body, determines that the Service Provider or any one on his behalf is the Company’s employee, the following provisions shall apply:

7.4.1
In lieu of the Consideration that was paid to the Service Provider from the Effective Date, the Service Provider shall be deemed to have been entitled only to a reduced consideration (gross) of 70% of the consideration actually paid to the Service Provider (the “Reduced Consideration”), and in such event the Service Provider shall be deemed only entitled to the Reduced Consideration retroactively from the Effective Date.

7.4.2
The Service Provider shall immediately refund to the Company any amount paid from the Effective Date that was paid in excess of the Reduced Consideration, linked to the Israeli consumer price index from the date of each payment to the date of actual refund.

8.	Miscellaneous

	8.1	Assignment. The Service Provider may not be assign any of his obligations or rights under this Agreement to any third party without the express prior written consent of the Company.

8.2
Complete Agreement. This Agreement constitutes the entire agreement between the parties with respect to the matters referred to herein, and no other arrangement, understanding or agreement, verbal or otherwise, shall be binding upon the parties hereto.

8.3
Governing Law, Jurisdiction. This Agreement shall be governed by and construed exclusively according to the laws of the State of Israel, and any dispute arising under or in connection herewith shall be presented in and determined exclusively by the courts of the state of Israel.

8.4
No Waiver. No failure or delay on the part of either party hereto in exercising any right, power or remedy thereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. Any waiver granted thereunder must be in writing and shall be valid only in the specific instance in which given.

8.5
Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

8.6
Notices. All notices and other communications required or permitted hereunder to be given to a party to this Agreement shall be in writing and shall be faxed or mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, addressed to such party’s address as set forth below or at such other address as the party shall have furnished to each other party in writing in accordance with this provision:

if to the Company:	Vuance Ltd.
Sagid House, 1 HaMalit Street
Hasharon Industrial Park
Qadima 60920

if to the Service Provider:	Tsviya Trabelsi
7, Tsufit street
Caesarea, 30889

Any notice sent in accordance with this Section 8.6 shall be effective (i) if mailed by registered or certified mail, four (4) business days after mailing, (ii) if sent by messenger, upon actual receipt or refusal thereof, and (iii) if sent via facsimile, upon transmission and electronic confirmation of receipt or (if transmitted and received on a non-business day) on the first business day following transmission and electronic confirmation of receipt (provided, however, that any notice of change of address shall only be valid upon receipt).

IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto as of the day and year first above written.

Vuance Ltd.	Tsviya Trabelsi

By:
Name:
Title: